The Advisors’ Inner Circle Fund III

One Freedom Valley Drive

Oaks, Pennsylvania 19456

January 16, 2020

FILED VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III (the “Trust”) (File Nos.: 333-192858 and 811-22920)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Trust respectfully requests that the U.S. Securities and Exchange Commission (the “SEC”) consent to the withdrawal of Post-Effective Amendment No. 192 to the Trust’s Registration Statement on Form N-1A filed with the SEC on June 21, 2019 (Accession No. 0001398344-19-010896), as well as Post-Effective Amendment No. 202, filed with the SEC on August 19, 2019 (Accession No. 0001398344-19-014627), Post-Effective Amendment No. 206, filed with the SEC on September 18, 2019 (Accession No. 0001398344-19-016727), Post-Effective Amendment No. 213, filed with the SEC on October 17, 2019 (Accession No. 0001398344-19-018044), Post-Effective Amendment No. 219, filed with the SEC on November 15, 2019 (Accession No. 0001398344-19-020400), and Post-Effective Amendment No. 223, filed with the SEC on December 17, 2019 (Accession No. 0001398344-19-022583) (together, the “Amendments”).

Post-Effective Amendment No. 192 was filed pursuant to Rule 485(a) under the Securities Act for the purpose of adding disclosure regarding the anticipated reorganization of the Aegon Market Neutral Income Master Fund, Ltd., a Cayman Islands exempted company, into the Aegon Market Neutral Income Fund (the “Fund”), a series of the Trust (the “Reorganization”), and Post-Effective Amendment Nos. 202, 206, 213, 219 and 223 were filed pursuant to Rule 485(b) under the Securities Act for the purpose of delaying the effectiveness of Post-Effective Amendment No. 192. The Trust is requesting the withdrawal of the Amendments because it has decided to proceed with the Reorganization following the expected filing of a post-effective amendment for the Fund, and other series of the Trust advised by Aegon USA Investment Management, LLC, pursuant to Rule 485(b) under the Securities Act on January 28, 2020.

Post-Effective Amendment No. 192 has not become effective and no securities were sold in connection with the offering. Accordingly, the Trust respectfully submits that the withdrawals would be consistent with the public interest and the protection of investors.

If you have any questions or require further information, please do not hesitate to contact the undersigned at (610) 676-1125.

Very truly yours,

THE ADVISORS’ INNER CIRCLE FUND III

By:	/s/ James Bernstein

James Bernstein
Vice President and Assistant Secretary